Address: P.O. Box 1574 Rant-en-Dal 1751 Tel: +27 (0) 10 010 5663 Cell: +27 (0) 83 230 8332 Fax: +27 (0) 86 556 2774 Email: admin@cjmconsult.com

24 October 2014

CONSENT of QUALIFIED PERSON

I, Antonio Umpire, consent to the public filing of the technical report titled, An Independent Qualified Persons’ Report On Asanko Gold Mine in the Ashanti Region, Ghana and dated 30 September 2014, effective 24 October 2014 (the “Technical Report”), by Asanko Gold Inc.

I also consent to any extracts from a summary of the Technical Report in the press release dated September 10, 2014 (the “Press Release”) of Asanko Gold Inc.

I certify that I have read the Press Release filed by Asanko Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Date this 24 day of October 2014.

Signature of Qualified Person Antonio Umpire (CUI) Geological Manager CJM Consulting (Pty) Ltd

Address: P.O. Box 1574 Rant-en-Dal 1751 Tel: +27 (0) 10 010 5663 Cell: +27 (0) 83 230 8332 Fax: +27 (0) 86 556 2774 Email: admin@cjmconsult.com

24 October 2014

CONSENT of QUALIFIED PERSON

I, Charles Johannes Muller, consent to the public filing of the technical report titled, An Independent Qualified Persons’ Report On Asanko Gold Mine in the Ashanti Region, Ghana and dated 30 September 2014, effective 24 October 2014 (the “Technical Report”), by Asanko Gold Inc.

I also consent to any extracts from a summary of the Technical Report in the press release dated September 10, 2014 (the “Press Release”) of Asanko Gold Inc.

I certify that I have read the Press Release filed by Asanko Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Date this 24 day of October 2014.

Signature of Qualified Person Charles Johannes Muller (SACNASP) Director — Mineral Resources CJM Consulting (Pty) Ltd